UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release dated October 18, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

October 18, 2005
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

PRESS RELEASE

Couche-Tard announces
appointment for its Central Division
________________________________________________________________

ATD.MV.A, ATD.SV.B / TSX

Laval, October 18, 2005 - Alimentation Couche-Tard Inc. announces that Mr. Jean-Luc Meunier, currently Vice-President, Operations, for Eastern Canada, has been appointed Vice-President, Operations, for the Central Canada division in replacement of Stéphane Gonthier who held such position by interim in addition to his current functions as Senior Vice-President, Eastern North America.

The vacancy created by the nomination of Mr. Meunier is filled by the nomination of Mr. Michel Bernard as Vice-President, Operations for Eastern Canada. For the past 2 years, Mr. Bernard held the position of Vice-President, Operations, Midwest U.S. division.

For the position of Vice-President, Operations for the Midwest U.S. division left vacant, Couche-Tard is pleased to announce the nomination of Mr. Darrell Davis, formerly Director of Marketing for the Midwest U.S. division. Mr. Davis has over 20 years of experience in the convenience store industry namely with Dairy Mart Convenience Stores.

"The foregoing nominations follow our organizational restructuring of our North American operations announced earlier this year which resulted in creating two large markets (Eastern and Western North America) and we believe that this will allow us to continue to improve our overall effectiveness", as indicated Mr. Réal Plourde, Executive Vice-President and Chief Operating Officer.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. Couche-Tard currently operates a network of 4,861 convenience stores, 3,035 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five, which cover 23 States in the United States. Additionally, the company has 4,175 Circle K licensees, primarily in Asia. Some 36,000 people are employed throughout Couche-Tard's retail convenience network and executive offices.

Source

Réal Plourde, Executive Vice-President and Chief Operating Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describe Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. We assume no obligation as to the updating or revision of the forward-looking statements as a result of new information, future events or other changes.